Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192423

Blue Calypso, Inc.

20,491,164 Shares of Common Stock Underlying Warrants

11,546,154 Shares of Common Stock

This prospectus supplement amends and supplements the prospectus dated November 25, 2013 of Blue Calypso, Inc. relating to the resale of: (i) up to 20,491,164 shares of our common stock to be offered by the selling stockholders upon the exercise of outstanding common stock purchase warrants, and (ii) up to 11,546,154 shares of our common stock to be offered by the selling stockholders. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement updates and supplements the information in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus and, including any amendments or supplements thereto.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “BCYP.” On January 8, 2014, the last reported sale price of our common stock as reported on the OTC Bulletin Board was $0.14 per share.

We are filing this prospectus supplement to reflect the transfer by SB Dallas Investments I, L.P. of a warrant and the 1,200,000 shares of common stock registered for such entity that are issuable upon exercise of such warrant, pursuant to the prospectus, to Esousa Holdings, LLC in the amounts set forth below. This prospectus supplement does not impact any other selling stockholders set forth in the table appearing under the caption “Selling Stockholders” on page 47 of the prospectus, as amended and supplemented, other than to update the ownership information for SB Dallas Investments I, LP and Esousa Holdings, LLC to reflect information provided to us by such entities as of December 18, 2013. Such table, as so amended and supplemented, we refer to herein as the Selling Stockholder Table.

The Selling Stockholder Table is hereby amended and supplemented by (i) amending the reference therein to “SB Dallas Investments I, LP” to read in its entirety as set forth in the table below, and (ii) adding the selling stockholder “Esousa Holdings, LLC” identified in the table below. For purposes of this prospectus supplement, the applicable percentage of ownership in the table below for each selling stockholder is based upon (x) an aggregate of 188,237,262 shares of our common stock issued and outstanding as of January 8, 2014 and (y) the shares of common stock issuable to such selling stockholder upon exercise of the warrants held by such selling stockholder.

	Ownership Before Offering		Ownership After Offering
Selling Stockholder	Number of shares of common stock beneficially owned	Number of shares offered	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
SB Dallas Investments I, LP (1)	1,570,000 (3)	19,291,164	1,570,000	*

Esousa Holdings, LLC (4)	5,380,000 (5)	1,200,000	5,380,000	*

(1)

Steven B. Solomon as Managing Director of SB Dallas Investments I, LP has voting and dispositive controls over such shares.

(3)

Includes shares of common stock held by LMD Capital, LLC. Steven B. Solomon as Managing Member of LMD Capital, LLC has sold voting and dispositive control over such shares. Excludes 19,291,164 shares issuable upon exercise of outstanding warrants.

(4)

Rachel Glicksman, as managing director of Esousa Holdings LLC, has voting and dispositive control over such shares.

(5)

Does not include 750,000 shares of Series A Convertible Preferred Stock, or the shares of common stock into which they are convertible at a conversion price of $0.0679 per share. Under the terms of the Series A Convertible Preferred Stock, the holder may not convert the Series A Convertible Preferred Stock to the extent (but only to the extent) that such holder or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99%. The holders of Series A Convertible Preferred Stock are entitled to voting rights only to the extent that they are able to convert their shares of Series A Convertible Preferred Stock into shares of common stock. Therefore, these shares of Series A Convertible Preferred Stock currently have no voting rights. Also does not include 11,045,655 shares of common stock that may be purchased upon the exercise of certain warrants. Pursuant to the terms of such warrants, the holder may not exercise the warrants to the extent (but only to the extent) such holder or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99%.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus before making a decision to purchase our stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2014